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U.S. Securities and Exchange Commission
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03028116

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 7/31/03
Current Report on Form 8-K Series 2003-QS13
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 28th day of July, 2003.

Residential Accredit Loans Inc.
(Registrant)



By: ______________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

03QS13 A1

Bond Description					
Name / Class:	03QS13 A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$631,578,947.40	Settlement Date:	07/30/2003
Coupon:	4.000000 %	Net Coupon:	5.500000 %	Issue Date:	07/01/2003
Formula:	N/A	Gross Coupon:	6.100000 %	First Pay Date:	08/25/2003
Orig. Balance:	$125,671,000.00	Srvc Fee:	0.600000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	24
Factor date:	07/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A				
Cur. Balance:	$125,671,000.00				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*.5 USR	1*1 USR	1*1.5 USR	1*2 USR	n/a NULL	n/a NULL	n/a NULL	n/a NULL
99-00	4.08450	4.15170	4.22090	4.31200	4.40980				
99-04	4.07570	4.13150	4.18890	4.26430	4.34530				
99-08	4.06700	4.11130	4.15680	4.21670	4.28100				
99-12	4.05830	4.09110	4.12480	4.16920	4.21680				
99-16	4.04960	4.07100	4.09290	4.12180	4.15280				
99-20	4.04100	4.05090	4.06100	4.07440	4.08880				
99-24	4.03230	4.03080	4.02920	4.02720	4.02490				
99-28	4.02370	4.01080	3.99750	3.98000	3.96120				
100-00	4.01510	3.99070	3.96570	3.93280	3.89750				
WAL	22.34	7.45	4.41	2.87	2.09				
Mod. Dur	14.43	6.22	3.93	2.64	1.96				
Spread	-71.3	51.2	134.1	215.4	258.1				
First Date	11/25/20	05/25/07	10/25/05	02/25/05	09/25/04				
Last Date	02/25/30	08/25/16	03/25/12	10/25/08	04/25/07				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 07/23/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.890	0.973	1.112	1.508	1.987	2.970	4.191	5.147
OnTR/Swp Spd	0.912	0.960	1.138	1.495/24	1.936/42	2.952/40	4.102/41	5.038/31
OnTR Price	99-25	99-17	101-22	99-09+	100-05+	98-17+	96-05+	104-31+

1 Mo L	3Mo L	11Cof	Prime
1.100	1.110	2.130	4.000

15Mtg	30Mtg	FN5.5Aug	FN5.0Aug
5.247	5.982	101-09	98-24

CAP VOLS (years)					
1	2	3	5	10	30
34.160	42.920	42.160	33.940	24.740	19.180

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
23.740	25.320	17.670	12.810

Price-2-Call
No

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Refi Ramp	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
July 24, 2003 08:42 AM

03QS13 A7

Bond Description					
Name / Class:	03QS13 A7	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$631,578,947.40	Settlement Date:	07/30/2003
Coupon:	1.578000 %	Net Coupon:	5.500000 %	Issue Date:	07/25/2003
Formula:	1.0000 x LIBOR_1MO + 0.5500	Gross Coupon:	6.100000 %	First Pay Date:	08/25/2003
Orig. Balance:	$137,500,000.00	Srvc Fee:	0.600000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	0
Factor date:	07/01/2003	Current WAM:	358 mos		
Current Cap:	8	Current Age:	1 mos		
Current Floor:	0.55				
Cur. Balance:	$137,500,000.00				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

Curve type: Static

CMO Price -> Yield Sensitivity Table

	1*0	1*.5	1*1	1*1.5	1*2	n/a	n/a	n/a	n/a
Price	USR	USR	USR	USR	USR	NULL	NULL	NULL	NULL
99-14	1.69070	1.75250	1.83670	1.93720	2.03950				
99-18	1.68290	1.73070	1.79590	1.87380	1.95310				
99-22	1.67500	1.70890	1.75530	1.81060	1.86690				
99-26	1.66710	1.68720	1.71470	1.74750	1.78090				
99-30	1.65930	1.66560	1.67430	1.68460	1.69510				
100-02	1.65150	1.64400	1.63390	1.62180	1.60950				
100-06	1.64360	1.62250	1.59360	1.55910	1.52410				
100-10	1.63580	1.60100	1.55350	1.49660	1.43890				
100-14	1.62800	1.57960	1.51340	1.43430	1.35380				
WAL	19.23	6.39	3.27	2.06	1.50				
Mod. Dur	15.96	5.79	3.10	1.99	1.46				
Spread	-294.0	-165.0	-49.7	12.7	36.3				
First Date	08/25/03	08/25/03	08/25/03	08/25/03	08/25/03				
Last Date	05/25/33	05/25/33	05/25/33	06/25/11	03/25/08				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 07/23/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	0.890	0.973	1.112	1.508	1.987	2.970	4.191	5.147
OnTR/Swp Spd	0.912	0.960	1.138	1.495/24	1.936/42	2.952/40	4.102/41	5.038/31
OnTR Price	99-25	99-17	101-22	99-09+	100-05+	98-17+	96-05+	104-31+

1 Mo L	3Mo L	11Cof	Prime
1.100	1.110	2.130	4.000

15Mtg	30Mtg	FN5.5Aug	FN5.0Aug
5.247	5.982	101-09	98-24

CAP VOLS (years)					
1	2	3	5	10	30
34.160	42.920	42.160	33.940	24.740	19.180

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
23.740	25.320	17.670	12.810

Price-2-Call
No

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Val	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Refi Ramp	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
July 24, 2003 08:43 AM

03QS13 A8

Bond Description					
Name / Class:	03QS13 A8	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$631,578,947.40	Settlement Date:	07/30/2003
Coupon:	5.822000 %	Net Coupon:	5.500000 %	Issue Date:	07/25/2003
Formula:	-1.0000 x LIBOR_1MO + 6.8500	Gross Coupon:	6.100000 %	First Pay Date:	08/25/2003
Orig. Balance:	$237,500,000.00	Srvc Fee:	0.600000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	0
Factor date:	07/01/2003	Current WAM:	358 mos		
Current Cap:	6.85	Current Age:	1 mos		
Current Floor:	0				
Cur. Balance:	$237,500,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

	1*0	1*.5	1*1	1*1.5	1*2	n/a	n/a	n/a	n/a
Price	USR	USR	USR	USR	USR	NULL	NULL	NULL	NULL
8-14	76.85280	61.29390	44.21400	24.54850	1.87370				
8-18	75.54720	60.02050	42.96420	23.28520	0.58450				
8-22	74.28400	58.78830	41.75480	22.06080	-0.66670				
8-26	73.06120	57.59560	40.58370	20.87340	-1.88150				
8-30	71.87680	56.44040	39.44930	19.72120	-3.06160				
9-02	70.72910	55.32090	38.34970	18.60260	-4.20870				
9-06	69.61640	54.23560	37.28340	17.51620	-5.32420				
9-10	68.53710	53.18290	36.24900	16.46050	-6.40940				
9-14	67.48970	52.16130	35.24500	15.43400	-7.46570				
WAL	19.23	6.39	3.27	2.06	1.50				
Mod. Dur	1.19	1.22	1.24	1.22	1.19				
Spread	6727.8	5312.5	3727.8	1816.4	-439.4				
First Date	08/25/03	08/25/03	08/25/03	08/25/03	08/25/03				
Last Date	05/25/33	05/25/33	05/25/33	06/25/11	03/25/08				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 07/23/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OfTR Yld	0.890	0.973	1.112	1.508	1.987	2.970	4.191	5.147
OnTR/Swp Spd	0.912	0.960	1.138	1.495/24	1.936/42	2.952/40	4.102/41	5.038/31
OnTR Price	99-25	99-17	101-22	99-09+	100-05+	98-17+	96-05+	104-31+

1 Mo L	3Mo L	11Cof	Prime
1.100	1.110	2.130	4.000

15Mtg	30Mtg	FN5.5Aug	FN5.0Aug
5.247	5.982	101-09	98-24

CAP VOLS (years)					
1	2	3	5	10	30
34.160	42.920	42.160	33.940	24.740	19.180

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
23.740	25.320	17.670	12.810

Price-2-Call
No

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Refi Ramp	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT